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EXHIBIT 99.2

Barington Capital Group, L.P.

888 Seventh Avenue

New York, New York 10019

August 30, 2007

Mr. Robert C. Connor

Mr. Will D. Davis

Mr. James I. Freeman

Mr. John Paul Hammerschmidt

Mr. Peter R. Johnson

Mr. Warren A. Stephens

Mr. William H. Sutton

Mr. J.C. Watts, Jr.

c/o Dillard’s, Inc.

1600 Cantrell Road

Little Rock, Arkansas 72201

Gentlemen:

The financial performance of Dillard’s under William T. Dillard, II, the Company’s Chairman and Chief Executive Officer, has been abysmal. The Company lags behind its peers on virtually every financial and retailing metric, including operating margins, return on invested capital, inventory turnover and same store sales.

Morningstar has described Dillard’s as “a chronic underperformer in the department store sector” in its July 12, 2007 analyst report. Merrill Lynch has expressed the same sentiment, noting in its August 9, 2007 research report that:

“Despite easy comparisons, [the Company’s] financial metrics remain challenging. Comps are down 3.6% over the last 12 months vs. the dept store industry average of up 4.2%. EBIT margin is at a low level, at 2.0% over the trailing four quarters with high markdown risk. Additionally, given the more competitive landscape, it will be more difficult for Dillard’s to increase its market share. Over the past five yrs, Dillard’s apparel market share has declined from 4.6% in ‘99 to 2.8% in ‘06.”

This has not always been the case. Dillard’s was a thriving franchise under the leadership of Mr. William T. Dillard, who founded the Company in 1938. However, since his son took over in 1998, the Company has lost approximately $2 billion in market capitalization - falling from approximately $3.8 billion as of July 31, 1998 to approximately $1.9 billion as of August 29, 2007. This occurred despite the fact that the Company has spent over $5 billion in total capital expenditures (including acquisitions) during this time period, causing Credit Suisse to announce in its June 28, 2007 research report that “there is little doubt in our minds that Dillard’s is a wasting asset.” UBS Investment Research has also expressed cause for concern, stating in a July

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15, 2007 research report that “we have waning confidence in [Dillard’s management’s] ability to make needed changes.” Among other things, UBS noted that the Company’s Return on Invested Capital (ROIC) is below the Company’s cost of capital, implying that management is “destroying value in the business.”

It appears to us that William T. Dillard, II has established an insular culture at Dillard’s which includes a mind-set that the Company need only be responsive to the input, interests and concerns of the Dillard family. We are keenly aware of the reclusive nature of the Dillard’s management team, which routinely avoids meeting with stockholders and does not hold quarterly earnings conference calls despite the fact that almost all other companies in the S&P 500 do so.1 There are also numerous accounts of the Company refusing to speak with analysts and reporters. As Luisa Kross has stated in a past Forbes article, “The family answers to no one, running the company as if it were private.” 2

As members of the Board of Directors of the Company, with a fiduciary duty to all of the stockholders of Dillard’s, how can you permit such an environment to exist in this post-Enron era? While the Company is run under the Dillard family name, Dillard’s is a publicly-traded corporation, not a privately-owned family business. As such, it is the Board of Directors of Dillard’s that has the responsibility for overseeing the Company. It appears, however, that the Board has relegated its responsibilities to the Dillard family, permitting them to run the Company as if it was the family’s private domain - insulated from the influence, and often with a lack of concern for the interests, of the Company’s public stockholders.

We note, for example, that the Company’s four highest paid and most senior executive officers are members of the Dillard family. We question whether these executives were recruited because the Board determined, after a diligent search, that they were the best available to run the Company, or was the decision unduly influenced by their family name? Similarly, were the compensation packages approved by the Board’s Stock Option and Executive Compensation Committee for these family members structured so as to clearly align pay with performance, or are these executives (who have collectively earned over $130 million in total compensation over

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1 See, e.g., the July 15, 2007 research report of UBS Securities (“The Dillard family does not openly communicate with investors - DDS has not had a conference call since 2003, does not publicize their reporting dates, and does not host headquarter visits with investors.”).

2 L. Kroll, “Bargain Bin,” Forbes (Sept. 18, 2000). The article describes the Dillard family as “an insular, stubborn, clan” that “now seems less interested in boosting shareholder value than in retaining control.” The article also quotes Thomas Jackson, a managing director of Prudential Investment Corp., which at the time was the Company’s second-largest stockholder, as stating “Shareholders have written letters but get no response. They are arrogant and impervious to outside input.” See also A. Daniels, “Whose Minding the Store?” Arkansas Democrat-Gazette (Nov. 2, 2003) (quoting an A.G. Edwards analyst as stating “They’re a private company masquerading as a public company.”).

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the past ten years3) being unduly rewarded for the fact that their family name appears on the front of each of the Company’s stores? 4

We are also concerned with the job the Board has done in overseeing the Company’s corporate governance, which in our view is nothing short of atrocious. According to Institutional Shareholder Services, Dillard’s currently has the second worst governance profile of the 500 companies in the Standard & Poor’s 500 Index. 5

It is our belief that the Board’s continued support of the Company’s A/B class structure can no longer be justified. In our view this voting structure is highly inequitable, in that it only permits the Company’s public stockholders to elect one-third of the members of the Board, despite the fact that they collectively own over 87% of the Company’s total economic interest. We see no rational for the Dillard family, which owns less than 13% of the total economic interest in the Company, to continue to have the right to control the election of eight of the Board’s 12 directors, particularly in light of the disappointing financial performance of the Company under their stewardship.

Equally disturbing is the Company’s majority voting standard, which the Company implemented in response to a shareholder proposal aimed to strengthen the Company’s corporate governance, but did so in a manner that had exactly the opposite effect. According to the Company’s 2005 Proxy Statement, the Board implemented a by-law amendment to change the Company’s plurality voting standard for director elections to a majority voting standard in response to a shareholder proposal the Company received from the United Brotherhood of Carpenters and Joiners of America Pension Fund. The Company’s by-laws now require nominees for directors of each class to receive the affirmative vote of a majority of shares of the class outstanding in order to be elected.

Majority voting proposals like the one made by the United Brotherhood of Carpenters, which seek to replace the plurality voting system whereby directors only need a single vote to be elected in an uncontested election, have received significant support from stockholders over the past few years. It is typical, however, for a public company that moves to a majority voting standard to provide in its by-laws for the plurality standard to remain in effect in the event of a contested election. Such a provision, however, was excluded from the by-law amendment that

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3 Calculation includes salary, bonus, the realized value of exercised stock options, the present value of accumulated pension benefits and disclosed “other compensation,” and does not include the value of unexercised option grants.

4 See G. Warren, “Five Stocks that Deserve an F,” Morningstar (July 27, 2007) (“[T]his firm certainly has perfected the art of enriching family members through the control that their ownership of the company has afforded them.”). See also Proxy Governance, Inc.’s report for the Company’s 2007 Annual Meeting (“We have concerns regarding the company’s executive compensation, in particular that paid to the ‘other named executives,’ which is high compared to peers and given the company’s poor financial performance relative to peers.”).

[5]	See Institutional Shareholder Services’ Corporate Governance Quotient (CGQ) profile reports.

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the Company’s current Board passed in May 2005. As a result, in a contested election where stockholders clearly favor a director from an alternative slate that has not received a majority of the votes (such as in the case where an alternative director receives the support of 49% of the shares outstanding and the incumbent director only receives the support of 20% of the shares outstanding), the incumbent would nevertheless remain in office because the alternative director did not receive enough votes to be deemed “elected” under the Company’s by-laws.

This by-law amendment serves as a mechanism to disenfranchise stockholders and entrench directors, because if no nominee receives the support of a majority of the stockholders, the incumbent director would remain in office beyond his or her one-year term, even if the alternative director received the support of a majority of the votes cast in the election. Combined with the Company A/B class structure, the Company’s “poison pill” rights plan that the Board adopted in 2002 without stockholder approval and the Company’s other protective measures, Dillard’s has successfully erected (with the cooperation of its Board) a host of anti-takeover defenses that limit the ability of the Company’s public stockholders to influence both the Company they own and the Board of Directors that is supposed to be representing their interests.

In light of the foregoing, we seriously question the Company’s commitment to the interests of its public stockholders. This concern has been expressed by others, including Morningstar in its July 12, 2007 Analyst Report, which states

“[T]he board is controlled by insiders, leaving little room for checks and balances. We have our doubts as to whether management operates in the interest of the firm’s other shareholders, and we believe that overall stewardship is very poor.” 6

While we strongly believe in the potential prospects of Dillard’s, the status quo is clearly unacceptable and has been destroying shareholder value. It is time for you to cause the Company to make the changes necessary to improve the Company’s financial performance and corporate governance. As stockholders of the Company, it is our expectation that each of you will fulfill your fiduciary duties to all of the Company’s stockholders, regardless of how you were elected to the Board.

Sincerely,

/s/ James A. Mitarotonda

James A. Mitarotonda

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6 See also the June 28, 2007 analyst report of Credit Suisse (“The question remains whether management and outside investors’ interests are aligned. We do not think so, and we are unwilling to judge these shares in any way except for the current operating fundamentals which remain poor.”).